Zing Drones LLC

Financial Statements and Report

December 31, 2020 and 2019

Table of Contents

TESSERACT
ADVISORY
GROUP

Independent Accountant's Review Report

Ian Annase
Zing Drones LLC
Palm City, FL

We have reviewed the accompanying financial statements of Zing Drones LLC (the LLC), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA.

Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the LLC will continue as a going concern. As discussed in Note 5 to the financial statements, the LLC has suffered recurring losses from operations and has relied on capital funding from its owner and has stated that substantial doubt exists about the LLC's ability to continue as a going concern. Management's evaluation of the events and conditions and plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Philip Debaugh, CPA

OWINGS MILLS, MD
December 23, 2021

Zing Drones LLC

Balance Sheet

As of December 31, 2020 and 2019

	2020	2019
	$	**$**
Assets		
Current Assets		
Cash and cash equivalents	-	16,099
Inventories	9,370	2,288
Total Current Assets	9,370	18,387
Property, plant, and equipment, net of accumulated depreciation of $1,566 and $492 for 2020 and 2019, respectively	3,142	2,466
Total Assets	12,512	20,853
Liabilities & Members' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	3	-
Total Current Liabilities	3	-
Total Liabilities	3	-
Members' Equity		
General partners' (members') capital	45,398	34,196
Retained earnings	(32,889)	(13,343)
Total Members' Equity	12,509	20,853
Total Liabilities & Members' Equity	12,512	20,853

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Zing Drones LLC

Statement of Operations

For the years ended December 31, 2020 and 2019

	2020 $	2019 $
Revenues	4,464	-
Cost of Goods Sold	4,300	-
Gross Profit (Loss)	164	-
Operating Expenses		
Selling, general and administrative		
Salaries and wages, selling, general and administrative	7,853	581
Advertising and promotion	4,658	3,273
Rent	85	1,240
Repairs and maintenance	315	525
Travel, meals and entertainment	2,341	3,295
Office supplies	2,333	3,783
Depreciation, selling general and administrative	1,075	492
Other selling, general and administrative expense	876	15
Total Selling, general and administrative	19,536	13,204
Other operating (income) expense		
Taxes other than income taxes	474	139
Total Operating Expenses	20,010	13,343
Operating Income (Loss)	(19,846)	(13,343)
Other Income (Expense)	300	-
Net Income (Loss)	(19,546)	(13,343)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Zing Drones LLC

Statement of Changes in Members' Equity

For the years ended December 31, 2020 and 2019

	General Members' Capital	Accumulated Deficit	Total Members' Equity
	$	$	$
Member Capital Contributions	34,196	-	34,196
Net income (loss)	-	(13,343)	(13,343)
Balance at December 31, 2019	34,196	(13,343)	20,853
Member Capital Contributions	11,202	-	11,202
Net income (loss)	-	(19,546)	(19,546)
Balance at December 31, 2020	45,398	(32,889)	12,509

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Zing Drones LLC

Statement of Cash Flows

For the years ended December 31, 2020 and 2019

	2020	2019
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(19,546)	(13,343)
(Increase) decrease in operating assets, net of effects of businesses acquired	(7,758)	(4,754)
Increase (decrease) in operating liabilities, net of effects of businesses acquired	3	-
Net Cash Provided by (Used in) Operating Activities	(27,301)	(18,097)
Cash Flows from Financing Activities		
Proceeds of general members' capital	11,202	34,196
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(16,099)	16,099
Cash, cash equivalents, and restricted cash at beginning of year	16,099	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-	16,099

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Zing Drones LLC

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

1. Summary of significant accounting policies

a. Nature of operations

Zing Drones LLC (the LLC) is a technology company that offers a drone delivery platform which enables pilots to make autonomous and environmentally friendly deliveries from local businesses. The Company's mission to make resources more accessible through use of its technology is governed by the core values of automation, accessibility, diversity, transparency, and a commitment to the environment.

The Company was organized as a limited liability company in the State of Florida on June 21, 2018. The Company launched their autonomous drone delivery kit in February of 2020 and their proprietary "Xact Landing" software in April of 2020.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

e. Fair Value of Financial Instruments

Observable inputs are inputs that market participants would use in valuing the asset or liability and are

developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

f. Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB *ASC 740* for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB *ASC 740* also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdictions.

g. Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportion.

h. Revenue Recognition

The Company generates revenue from its sale of drone delivery kits and records revenue in accordance with *ASC Topic 606*, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of goods sold. Sales and other taxes collected from customers that are remitted to governmental authorities are excluded from revenues.

i. Organizational Costs

In accordance with *ASC 720*, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

j. Property, plant and equipment

i. Capitalization

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred.

When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

ii. Depreciation

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Computers and hardware	5 years
Drones for internal use	5 years

2. Commitments and contingencies

The Company is subject to risks common to companies in the development stage including, but not limited to, the need for additional financing to achieve its goals, uncertainty of success of products, and significant competition. The COVID-19 pandemic has also posed risks to the Company. The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Inventories

Inventory includes the components of the Company's drone delivery hardware kits as well as the components required for 3D printing and manufacturing. Inventories consists of the following at December 31:

Description	**2020** **$**	**2019** **$**
Finished Goods	9,370	2,288
Total	9,370	2,288

4. Property, plant, and equipment

The historical costs of the company's property, plant and equipment and related accumulated depreciation balances at December 31 were as follows:

	2020 $	2019 $
Computers and hardware	2,958	2,958
Drones for internal use	1,750	-
Less accumulated depreciation and amortization	(1,566)	(492)
Total	3,142	2,466

5. Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

6. Subsequent Events

a. 2021 Incorporation

On October 11, 2021 the business was incorporated as "Zing Drone Delivery Inc." under the laws of the state of Delaware.

b. Crowdfunding Campaign

In 2021, the Company entered into a securities offering under Regulation CF. The securities offering is listed with an approved and qualified funding portal and they will receive compensation for the listing

commensurate with its standard terms. The Company has yet to file its Form C for the crowdfunding campaign but plans to conduct the capital raise by offering Simple Agreements for Future Equity (SAFE's) that will carry a valuation cap of $7,500,000.

c. Management's Evaluation

Management has evaluated subsequent events through December 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.